

June 5, 2015

Henry Sargent
Chief Executive Officer
BMP Holdings Inc.
381 West Mountain Rd.
Ridgefield, CT 06877

> **Re: BMP Holdings Inc.**
> **Registration Statement on Form S-1**
> **Filed May 11, 2015**
> **File No. 333-204070**

Dear Mr. Sargent:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary Information, page 3

Our Business, page 4

2. Please revise the disclosure on the bottom of page 4 to state whether you have financing in place for the opening or acquisition of additional yoga studios in your area.

Summary of Financial Information, page 7

3. Please revise the line item captions for both fiscal 2014 and 2013 from Stockholders' Equity to Members' Deficit.

Risk Factors, page 8

4. Please revise your discussion of competition risk to include other outlets consumers use to access yoga, including streaming services, DVD's and fitness channel workouts, or please tell us why this does not represent a material risk to your business.

We need to raise additional capital, page 10

5. Please reconcile the disclosure in the second paragraph of this risk factor with your statement on page 57 that you "anticipate that additional funding will be obtained in the form of equity financing from the sale of our common stock." We note similar disclosure about selling additional shares on page 13.

Because our sole executive officer, page 10

6. Please briefly address in this risk factor or in the conflict of interest risk factor on the following page what other business activities Mr. Sargent is involved in that would present a conflict of interest with BMP.

Business, page 26

7. We note your disclosures that you intend to expand your business through creating and distributing multimedia educational and promotional tools. Please disclose the estimated amounts and the sources of funds for this expansion, as well as your expected timetable.

Revenue Streams, page 27

8. Please discuss the types of fees you charge, such as membership fees, annual or monthly fees, or per-session fees.

Note 9: Subsequent Events, page 53

9. Please remove your pro forma balance sheet from the footnotes to the financial statements.

Liquidity and Capital Resources, page 56

10. Please discuss the loans your president has made to you.

Cash Requirements, page 57

    11. Please revise to provide appropriate cross references. We were unable to locate several of the references made in the second paragraph on page 58.

    12. We note the reference to "the discussion of a potential $5 million potential private placement" on page 58, but we see no such discussion. Please revise accordingly.

Potential Conflicts of Interest, page 60

    13. Please revise your document to reconcile the disclosure on page 60 with the remaining disclosure in the prospectus. We note the disclosure on page 60 that you are not aware of any current or potential conflicts of interest with any of your executives or directors. We also note references to conflicts of interest Mr. Sargent may have on pages 10, 11, and 14.

Financial Statements

    14. Please update the financial statements and related disclosures in accordance with Rule 8-08 of Regulation S-X.

Exhibit 23.1

    15. The consent refers to the audit report dated April 30, 2014 with respect to the financial statements of BMP Holdings Inc. The audit report date is April 30, 2015. Please revise.

    16. Please provide a consent from your independent accounting firm for the financial statements of Buddhi Mat LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese (202) 551-3307, or Lyn Shenk at (202)551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at (202) 551-3267 or me at (202) 551-3859 with any other questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor